Filed by Fidelity National Information Services, Inc.

Commission File No. 001-16427

pursuant to Rule 425 of the Securities Act of 1933

and deemed filed under Rule 14a-12 of the

Securities Exchange Act of 1934, as amended

Subject Company: Worldpay, Inc.

Commission File No. 001-35462

FIS fis 197,651 followers now FIS Announces Acquisition of Worldpay. “We couldn’t be more excited to continue our growth story and have the ability to create significant opportunities for our clients,” says Gary Norcross, chairman, president and CEO. “We will be uniquely positioned to offer them a broader range of payment solutions through a more comprehensive suite of products and services.” https://okt.to/Iqg5BG FIS and Worldpay to Combine Accelerating the Future of Finance and Commerce Together Like    Comment